Financial Statements of SYNSORB Biotech Inc. December 31, 2002 and 2001

AUDITORS’ REPORT

To the Shareholders of
SYNSORB Biotech Inc.

We have audited the balance sheets of SYNSORB Biotech Inc. as at December 31, 2002 and 2001 the statements of earnings and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada February 5, 2003 (except for note 13(b) which is as of March 7, 2003)	Chartered Accountants

SYNSORB Biotech Inc. (Incorporated under the Alberta Business Corporations Act) (see Note 1) Balance Sheets As at December 31

(in thousands of dollars)	2002	2001

ASSETS
Current
Cash and cash equivalents	$ 289	$ 5,841
Accounts receivable	27	62
Prepaids	176	153
	492	6,056
Capital assets (Notes 1 and 4)	3,523	10,783
Investments (Note 3)	—	5,745
	$ 4,015	$ 22,584
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (Note 1)	$ 80	$ 4,871
Current portion of long-term debt (Note 5)	—	5,910
	80	10,781
Alberta Heritage Foundation grant (Note 6)	387	387

Shareholders’ equity (Note 7)
Share capital	12,741	84,271
Deficit	(9,193)	(72,855)
	3,548	11,416
	$ 4,015	$ 22,584

See accompanying notes On behalf of the Board: “Gerry Quinn” ”Bruce Kenway“ Director: Director: Gerry C. Quinn Bruce J. Kenway

SYNSORB Biotech Inc. Statements of Earnings and Deficit For the years ended December 31

(in thousands of dollars, except per share amounts)	2002	2001

Revenue
Interest income	$32	$515
Other	107	214

	139	729
Expenses
Research and development (Note 1)	—	9,255
Operating (Note 1)	1,596	7,106
Interest on long-term debt	71	787
Maintenance of patents	243	—
Amortization and asset write-downs (Note 1)	7,216	9,655

	9,126	26,803

Loss before the following	(8,987)	(26,074)
Gain on dilution of investment in Oncolytics (Note 3)	—	357
Gain on sale and distribution of Oncolytics shares (Note 3)	13,224	3,004
Share of loss from equity investment in Oncolytics	(471)	(1,831)

Earnings (loss) before tax	3,766	(24,544)
Recovery of future income taxes (Note 11)	—	1,556

Net earnings (loss) for the year	3,766	(22,988)
Deficit, beginning of year	(72,855)	(49,867)
Reduction of stated capital (Note 7)	59,896	—

Deficit, end of year	$(9,193)	$(72,855)

Basic and diluted net earnings (loss) per common share (Note 7)	$0.76	$(4.64)

See accompanying notes

SYNSORB Biotech Inc. Statements of Cash Flows For the years ended December 31

(in thousands of dollars)	2002	2001

Operating activities
Net earnings (loss) for the year	$ 3,766	$(22,988)
Add non-cash items
Amortization and asset write-downs	7,216	9,655
Gain on sale and distribution of Oncolytics shares (Note 3)	(13,224)	(3,004)
Gain on dilution of investment in Oncolytics (Note 3)	—	(357)
Share of loss from equity investment in Oncolytics	471	1,831
Recovery of future income taxes	—	(1,556)
Issuance of stock options for services	12	—

	(1,759)	(16,419)
Decrease in accounts receivable	35	135
Increase in prepaid expenses	(23)	(34)
(Decrease) increase in accounts payable and accrued liabilities	(4,791)	3,541

	(6,538)	(12,777)

Investing activities
Purchase of capital assets	—	(944)
Proceeds from sale of capital assets	44	—
Proceeds from sale of Oncolytics shares (Note 3)	6,898	3,481

	6,942	2,537

Financing activities
Common shares issued on exercise of options and warrants	—	126
Costs of distribution of shares in Oncolytics	(46)	—
Repayment of long-term debt	(5,910)	(2,866)

	(5,956)	(2,740)

Decrease in cash and cash equivalents	(5,552)	(12,980)
Cash and cash equivalents, beginning of year	5,841	18,821

Cash and cash equivalents, end of year	$ 289	$ 5,841

Cash interest paid	71	787
Cash interest received	56	580
Cash taxes paid	10	86

See accompanying notes

SYNSORB Biotech Inc. Notes to Financial Statements December 31, 2002 and 2001

1.	NATURE OF OPERATIONS

During 2001 SYNSORB Biotech Inc. (“SYNSORB” or “the Company”) conducted pharmaceutical drug development with respect to SYNSORB Cd® for the prevention of recurrent C.difficile associated diarrhea. On December 10, 2001 the Company terminated development of SYNSORB Cd® including its phase III clinical trials. Subsequent to December 10, 2001 the Company had no drug in active development. On March 7th, SYNSORB entered into an agreement with an unrelated company to transform SYNSORB into an oil and gas enterprise (see Note 13).

Measurement Uncertainty

As a result of the decision to halt development of SYNSORB Cd®, the Company made provision for future wind-down costs and wrote down the carrying value of its capital assets in its financial statements for the year ended December 31, 2001. These cost provisions and write-downs incorporated estimates of potential costs, market realizations and timing which are uncertain and dependent on factors over which management may have no control. These cost provisions and write-downs have been reviewed as at December 31, 2002. However, future adjustments could be required and such adjustments could have a material impact on income.

Provision for SYNSORB Cd® Trial Wind-Down Costs

A provision for the future wind-down costs of the clinical trials, reduction in staff and elimination of other costs associated with the development of SYNSORB Cd® totaling $3,830,000 was included in research and development and operating expenses for the year ended December 31, 2001. An additional provision amount of $50,000 was included in the results for the period ended June 30, 2002. As at December 31, 2002 the entire provision amount had been utilized. No further wind-down costs are anticipated.

Impairment of Capital Assets The decision to halt development of SYNSORB Cd® has led to the write-down of certain capital assets.

SYNSORB built a cGMP-compliant manufacturing facility in 1998 as part of its drug development activity. As a result of the decision to halt development of SYNSORB Cd®, the Company determined that continued ownership of its manufacturing facility was unnecessary and the facility was advertised for sale as a cGMP-compliant manufacturing facility. Sale of the facility as a cGMP-compliant manufacturing facility would have achieved the highest net realizable value for the facility. The Company wrote down the value of the manufacturing facility and associated equipment at December 31, 2001 to their estimated net realizable values based on potential sale as a cGMP-compliant manufacturing facility.

Efforts to market the facility as a cGMP-compliant manufacturing facility to pharmaceutical companies were unsuccessful. The Company now expects to realize commercial value for the land and building. Accordingly, the Company wrote down the carrying value of the building and land to $2,500,000 (December 31, 2001: $8,600,000).

Most of the manufacturing equipment was auctioned subsequent to December 31, 2002 for proceeds approximating their carrying value. The carrying value of the manufacturing equipment as at December 31, 2002 was written down to $1,000,000 (December 31, 2001: $2,000,000).

For the year ended December 31, 2001, SYNSORB wrote off its patents associated with SYNSORB-related technology and its leasehold improvements. The Company also wrote down its computer equipment and its office furniture and equipment. In 2002, costs associated with maintenance of patents are expensed as incurred.

The asset write-downs are included in amortization expense.

December 31, 2002

(in thousands of dollars)	Carrying value before write-down	Asset write-down	Carrying value after write-down

Building and land	$ 8,600	$6,100	$2,500
Manufacturing equipment	1,997	997	1,000
Computer & office furniture & equipment	23	—	23

		$7,097

December 31, 2001

(in thousands of dollars)	Carrying value before write-down	Asset write-down	Carrying value after write-down

Patents	$ 2,060	$2,060	—
Building and land	13,367	4,767	$8,600
Manufacturing equipment	3,109	1,109	2,000
Leasehold, computer & office furniture &
equipment	450	267	183

		$8,203

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of SYNSORB Biotech Inc. (“the Company”) have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgment. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Revenue Recognition

Revenue from product sales is recognized when the product is delivered. Revenue from the granting of licenses to develop, import, package, market, distribute and sell the SYNSORB products is recognized in full in the period in which the agreement is completed. Revenue from milestone payments and royalties is recognized when received.

Investments

The Company used the equity method of accounting for its investment in Oncolytics Biotech Inc. (“Oncolytics”) up until the distribution of the majority of its holding in Oncolytics on May 15, 2002. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Subsequent to this date, the investment has been accounted for on a cost basis and accordingly, no net earnings or losses of Oncolytics have been included in net earnings subsequent to May 15, 2002.

Capital Assets

Capital assets are recorded at cost. Amortization is provided to amortize the cost of assets over their estimated useful lives. An impairment in the carrying value of these capital assets is recorded in the statement of earnings and deficit in the year that the impairment becomes evident. Amortization is recorded using the declining balance and straight-line methods at the following annual rates:

Building	5% declining balance
Manufacturing equipment	20% straight-line
Computer equipment	30% declining balance
Office furniture and equipment	20% declining balance

Research and Development Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized.

Stock Based Compensation

On January 1, 2002 the Company adopted the new CICA standard for stock-based compensation. As permitted by CICA the Company has applied this change prospectively for new awards granted on or after January 1, 2002.

For stock options granted to employees and directors on or after January 1, 2002 under stock option plans with no cash settlement features, the Company has chosen to recognize no compensation. However, direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company’s stock and the fair value of stock options are determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees.

During the year ended December 31, 2002, the Company granted stock options to a non-employee and recorded $12,000 in compensation included in operating expenses based on the fair value of the options granted.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that there is uncertainty regarding utilization of future tax assets.

Earnings Per Share

The Treasury method is used to calculate diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price during the period.

3.	BUSINESS ACQUISITIONS AND DISPOSITIONS

The Company acquired all of the issued and outstanding common shares of Oncolytics Biotech Inc. (“Oncolytics”) on April 12, 1999. Oncolytics subsequently issued common shares which reduced the Company’s ownership interest to 38.6% at December 31, 2000. During 2001, Oncolytics issued further common shares which resulted in a gain on dilution of $357,000. As at December 31, 2001, the Company held 6,255,800 common shares of Oncolytics.

On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen’s Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,235 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,000. The transaction was marked to market and accounted for as a return of capital (see Note 7). As part of this transaction the Company’s holding of 1,500,000 million shares in BCY Life Sciences Inc. was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

During the year ended December 31, 2002, the Company sold 2,255,565 (December 31, 2001: 494,200) common shares in Oncolytics for net proceeds of $6,898,000 (December 31, 2001: $3,481,000) resulting in a gain on sale of $4,899,000 (December 31, 2001: $3,004,000). As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

4.	CAPITAL ASSETS

(in thousands of dollars)	2002

	Cost	Accumulated Amortization and Write-Downs	Carrying Value

Land	$ 600	—	$ 600
Building	13,423	$11,523	1,900
Patents	3,708	3,708	—
Manufacturing equipment	4,303	3,303	1,000
Computer equipment	422	402	20
Office furniture and equipmen	104	101	3
Leasehold improvements	350	350	—

	$22,910	$19,387	$ 3,523

(in Thousands of dollars)	2001

	Cost	Accumulated Amortization and Write-Downs	Carrying Value

Land	$ 600	—	$ 600
Building	13,423	$ 5,423	8,000
Patents	3,708	3,708	—
Manufacturing equipment	4,309	2,309	2,000
Computer equipment	521	404	117
Office furniture and equipment	248	182	66
Leasehold improvements	350	350	—

	$23,159	$12,376	$10,783

5.	LONG-TERM DEBT

(in thousands of dollars)	2002	2001

Loan payable with interest at 13.73% per annum with certain intellectual	—	$ 910
property pledged as collateral
Loan payable, with monthly interest payments at the lender’s floating basic rate
plus 3% per annum (December 31, 2001: 8.86%). Land and building have been pledged as collateral	—	5,000

	—	5,910
Current portion	—	(5,910)

	—	—

6.	ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement the Company received a grant from the Alberta Heritage Foundation. The Company is required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty is based on gross sales of SYNSORB related products commencing January 1, 2000 with payments equal to the lesser of 5% of gross sales or $100,000 per annum commencing 90 days after January 1, 2001.

7.	SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares without par value. Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued:

	2002		2001

	Number of Shares	Amount (in 000’s)	Number of Shares	Amount (in 000’s)

Balance, beginning of year	4,959,937	$ 84,271	4,944,187	$84,145
Reduction of stated capital	—	(59,896)	—	—
Return of capital on distribution of
Oncolytics shares
(Note 3)	—	(11,646)	—	—
Issuance of stock options for services	—	12	—	—
Issued for cash on exercise of options and warrants	—	—	15,750	126

Balance, end of year	4,959,937	$ 12,741	4,959,937	$84,271

Options exercised in 2001 relate to shares issued to a licensor pursuant to a licensing agreement and do not form part of the Company’s stock option plan.

(c) Share consolidation

On May 7, 2002, the shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every eight previously issued and outstanding common shares. All outstanding share and option numbers reflect the one for eight consolidation. The consolidated shares began trading on May 16, 2002. Simultaneously with the share consolidation was the distribution of the 4,000,235 shares in Oncolytics to the shareholders of the Company. This distribution was accounted for as a capital transaction and accordingly, the stated capital of the common shares was reduced by $11,646,000.

(d) Reduction of stated capital

Pursuant to the Plan of Arrangement ratified by shareholders of the Company at the May 7, 2002 Annual and Special Meeting, the stated capital of SYNSORB shares was reduced to the net realizable value of the Company’s assets as at May 7, 2002.

(e) Options and warrants

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 456,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The date on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31:

	2002		2001

	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $

Outstanding at beginning of the year	244,440	40.88	275,877	49.60
Granted	275,000	0.70	65,625	12.88
Exercised	—	—	—	—
Expired	(6,250)	68.00	—	—
Forfeited	(182,625)	35.76	(97,062)	46.64

Outstanding at year end	330,565	9.80	244,440	40.88

Options exercisable at end of year	329,065	9.80	212,550	45.04

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Number outstanding December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable December 31, 2002	Weighted average exercise price

Range of exercise prices
$0.50 to $1.00	275,000	2.88	$ 0.70	275,000	$ 0.70
$1.01 to $15.00	2,500	7.07	$10.78	1,000	$12.79
$15.01 to $30.00	11,313	2.58	$22.00	11,313	$22.00
$30.01 to $50.00	18,314	3.55	$42.46	18,314	$42.46
$50.01 to $70.00	938	3.89	$64.80	938	$64.80
$70.01 to $90.00	22,500	2.00	$85.87	22,500	$85.87

	330,565	2.88	$ 9.80	329,065	$ 9.80

In addition to the stock option plan, the Company has granted options and warrants to underwriters and financial institutions pursuant to public offerings and a licensing agreement, of which 10,625 warrants were outstanding at December 31, 2002 (68,750 options and 15,625 warrants at December 31, 2001), with a weighted average price of $36.00 per share ($33.60 at December 31, 2001).

(f) Per share amounts

Earnings (loss) per common share calculations are based on earnings (loss) for the year as the numerator in the calculation and the weighted average number of common shares outstanding during the year (2002: 4,959,937; 2001: 4,955,199) as the denominator. For the year ended December 31, 2002, options to purchase 341,816 common shares at an average price of $10.72 and warrants for the purchase of 10,625 common shares at a price of $36.00 were not included in the computation of diluted earnings per share because the exercise price of the options and warrants was greater than the average market price of the common shares. For the year ended December 31, 2001, option and warrant conversions were not included in the computation of diluted earnings per share because the effect on the net loss for the year of the issue of additional shares on the conversions would be anti-dilutive. Per share amounts for 2001 have been restated to reflect the share consolidation noted in (c) above that took place in May 2002.

8.	STOCK BASED COMPENSATION

The Company has a stock option plan that provides for the issuance of options to its officers, directors and employees. The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to officers, directors and employees. Accordingly, no compensation cost has been recognized under the stock-based compensation plan. Consideration paid on the exercise of stock options and purchase of stock is credited to share capital. Had compensation costs for the Company’s stock based compensation plan been determined based on the fair value at the grant dates for awards under those plans, consistent with the fair value based method of accounting for stock based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands of dollars, except per share amounts)	2002

Net earnings
As reported	$ 3,766
Pro forma	$ 3,646
Basic and diluted net earnings per common share
As reported	$ 0.76
Pro forma	$ 0.74

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted is estimated to be $120,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2002

Risk-free interest rate (%)	2.89
Expected life (years)	1.00
Expected volatility (%)	1.97
Expected dividend yield (%)	—

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company paid $214,000 (December 31, 2001: Nil) to Scout Capital Corporation (“Scout”), a significant shareholder, as reimbursement of Scout’s costs with respect to the Company’s annual general meeting. An additional amount of $34,000 was paid to Scout during 2002 to reimburse Scout for expenses incurred on behalf of the Company. The Company also paid $50,000 to Scout pursuant to an agreement under which Scout is to provide the Company with administrative and executive services until the end of April 2003. The fees charged were based on estimated time to be spent on Company matters at standard rates.

10.	FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, Alberta Heritage Foundation grant, and long-term debt. As at December 31, 2002 and 2001, there were no significant differences between the carrying values of these amounts and their estimated market values except as otherwise disclosed in the financial statements.

Cash equivalents consist primarily of highly liquid money market securities and investment deposits which are readily convertible into cash. Cash equivalents are carried at cost plus accrued interest. The cash equivalents earned an effective interest rate of 2.50% (2001: 4.52%). Of the total cash and cash equivalents at December 31, 2001, $5,104,000 was held in highly liquid money market securities and investment deposits that matured within ninety days. At December 31, 2002, there were no cash equivalents held.

11.	INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the net earnings (loss) before tax as follows:

(in thousands of dollars)	2002	2001

Earnings (loss) before tax	$ 3,766	$(24,544)
Statutory Canadian corporate tax rate	39.24%	42.12%

Anticipated tax expense (recovery)	1,478	(10,338)
Gain on dilution of investment in Oncolytics	—	(75)
Taxable income from investment in Oncolytics	—	421
Non-taxable portion of capital gain	(2,536)	(633)
Non-deductible portion of equity loss	92	—
Non-deductible expenses	3	26
Future tax assets valuation allowance	963	9,043

Future income tax expense (recovery)	—	$ (1,556)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future income tax assets and liabilities are as follows:

(in thousands of dollars)	2002	2001

Future tax liabilities:
Book value of investment in excess of tax adjusted cost base	—	$(1,034)
Future tax assets:
Non-capital loss carryforwards	$ 13,105	15,670
UCC and scientific research and development pools in excess of
book value of capital assets	13,197	10,772
Share issue costs	400	691

Net future tax assets	26,702	26,099
Valuation allowance	(26,702)	(26,099)

Net future taxes	—	—

The Company has non-capital losses for income tax purposes of approximately $37,314,000 which are available for application against future taxable income and which expire in the years:

2005	$ 6,570,000
2006	11,410,000
2007	5,103,000
2008	14,231,000

The income tax benefits of these losses have not been recognized in the financial statements. The Company has unclaimed expenditures of approximately $41,098,000 available to reduce future year’s taxable income. The Company also has approximately $4,939,000 of unclaimed investment tax credits available to reduce future year’s income tax.

12.	CLASS ACTION LAWSUIT

A class action statement of claim for violations of Federal securities laws was brought against the Company and its executive officers in the United States District Court, Southern District of New York, on January 17, 2002. A second action, citing identical particulars, was filed with the same court on February 22, 2002, and three other complaints were later filed. These actions were subsequently consolidated into one claim. Under terms of its insurance policies, the Company has the obligation to fund $200,000 with respect to legal costs associated with contesting this action. This amount was paid on March 8, 2002. An agreement in principle regarding settlement has been reached with counsel to the plaintiffs in the consolidated action and the cost of the proposed settlement will be covered by the Company’s insurance policies.

13.	SUBSEQUENT EVENTS

a)	During January 2003, the Company sold most of its manufacturing equipment for proceeds approximating its carrying value.

b)	The Company entered into a financing agreement effective March 7, 2003 with an unrelated party under which the Company proposes to raise $3,000,000. Under this agreement, the Company would issue the following: 354,280 Series A Debentures for $2,975,952; 354,280 Series A Warrants for $9,771; 1,771,400 voting preferred shares for $5,099; 3,188,520 non-voting preferred shares for $9,178.

In addition, the unrelated party has the right to acquire a further 40,785 units for $345,364. As a result the Company would issue the following: 40,785 Series A Debentures for $342,595; 40,785 Series A Warrants for $1,125; 203,925 voting preferred shares for $587; 367,066 non-voting preferred shares for $1,057.

If the financing agreement is not completed the Company may be required to pay a non-completion fee of $150,000. The intent of the unrelated party is to transform the Company into an oil and gas enterprise. Completion of the transaction is subject to shareholder and regulatory approvals.

Concurrent with the above financing, the Company has entered into an agreement with two other unrelated parties to issue the following: 75,000 common shares for $45,364; 35,428 Series A Debentures for $297,595; 35,428 Series A Warrants for $977; 177,140 voting preferred shares for $510; 318,852 non-voting preferred shares for $918.

Each Series A Warrant will entitle the holder thereof to purchase five common shares and nine Class A shares on the concurrent surrender of the warrant, voting preferred shares, and non-voting preferred shares, and the payment of $0.60 for each common share and each Class A common share.